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Filed by Novellus Systems, Inc.


Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.

Commission File No.: 0-17157

Subject Company:  Novellus Systems, Inc. and SpeedFam-IPEC, Inc.

                               Conference Call
                             Speed Fam-IPEC, Inc.
                           Monday, August 12, 2002
                                 6:00 AM PDT

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OPERATOR


Ladies and gentlemen, thank you for standing by. Welcome to the Novellus Systems Incorporated conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question and answer session. As a reminder, this conference is being recorded August 12 of 2002. Your moderator for today's call is Ms. Robin S. Yim, Vice President and Treasurer of Novellus Systems. I would now like to turn the call over to Ms. Robin Yim. Ms. Yim, you may now begin.

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ROBIN YIM  - NOVELLUS SYSTEMS INCORPORATED - VICE PRESIDENT AND TREASURER

Thank you, operator. Good morning, everyone, and thank you for joining us to discuss Novellus Systems' proposed acquisition of SpeedFam-IPEC, as announced in today's press release. With me on today's call is Novellus's Chairman and Chief Executive Officer, Richard Hill, Chief Financial Officer, Kevin Royal, and SpeedFam-IPEC's president and Chief Executive Officer, Richard Faubert. I will now read our safe harbor statement.

Statements made in the course of this conference call that are not purely historical, that reflect Novellus's or SpeedFam-IPEC's beliefs, expectations, hopes, or intentions regarding the future, and statements regarding the proposed transactions, providing Novellus with an entree into the CMP market, Novellus's expectation of achieving a leading position in the CMP market, the timing of anticipated top-line synergies from the transactions, the ability to leverage Novellus's customer relationships, the availability of cost synergies, CMP having a significant effect on customers' yield and performance, the belief that the merger will benefit SpeedFam-IPEC's customers and shareholders, the expected closing date of the transaction, and the earnings per share effect and tax benefits of the transaction, are all forward-looking statements within the meaning of the 1995 Private Securities Litigation Reform Act.

It is important to note that Novellus's actual results could differ materially from those in such forward-looking statements. Additional information regarding factors that could cause actual results to differ materially is contained from time to time in Novellus's and SpeedFam-IPEC's filings with the Securities and Exchange Commission, including, but not limited to, Novellus's 10-K for the year ended December 31st, 2001, and its form 10-Q for the quarter ended March 30th 2002, and SpeedFam-IPEC's form 10-K for the year ended June 2nd, 2001, and forms 10-Q for the quarters ended September 1st, and December 1st, 2001, and March 2nd, 2002. All forward-looking statements and the reasons actual results could differ are made as of the date hereof, and are based on information available to Novellus and SpeedFam-IPEC as of the date hereof.

Neither Novellus nor SpeedFam-IPEC assumes any obligation to update any such statements. That concludes our safe harbor statement. I will now turn the call over to Rick Hill.

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Good morning, ladies and gentlemen. Thank you very much for joining us at such an early hour in California, and a pretty early hour even in New York. Novellus announced this morning that it's entered into a definitive agreement to acquire SpeedFam-IPEC, and we


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believe this is a great addition to our company and will provide us with a very strategic position in chemical mechanical planarization, which is a critical enabling technology as the industry continues to shift towards copper damascene manufacturing.

In specific, SpeedFam-IPEC has a strong competitive advantage for the CMP of low-K copper interconnects, an area where Novellus is heavily focused. I'd now like to talk about the transaction, what the rationale for the transaction is, and also what the financial impact will be. Then I'll turn it over to Richie Faubert, who is here with me, so he can share his view of this transaction with you.

In summary, this is an all stock merger. Under the terms of the agreement, Novellus will acquire all of the outstanding shares of SpeedFam-IPEC at an exchange ration of 0.1818 shares of Novellus for each outstanding share of SpeedFam-IPEC. In addition, Novellus will assume all of SpeedFam-IPEC's 6.25 percent convertible subordinated notes currently outstanding, in the principle amount of $115 million. Therefore, on a pro forma basis, SpeedFam-IPEC shareholders will own approximately 3.8 percent of the Novellus shares, and together with the stock and assumption of debt, the transaction is valued today, net of the cash on the balance sheet of SpeedFam-IPEC, at approximately $220 million.

Now, the board of directors of both companies have already voted in favor of this transaction. Completion of the transaction is subject to the customary closing conditions, including the approval of SpeedFam-IPEC's shareholders. This deal does not require Novellus shareholder approval, and we expect this transaction to be completed in the fourth calendar quarter of 2002. Now, let's talk about the transaction rationale. This merger between Novellus and SpeedFam-IPEC makes available to Novellus a new market to address in the capital equipment industry.

It's a segment which is about $1 billion. Now, while one player is the market share leader, their performance is marginal, costs are high, thus creating the opportunity for a viable competitor, which I believe the combination of SpeedFam and Novellus creates. There are new technology requirements for low-K copper applications, which we believe SpeedFam is strategically placed with strong competitive advantage, particularly in the area of ultra low-K and copper films. From the standpoint of SpeedFam-IPEC, their product group will have available to them a strong global infrastructure for sales, service, and process support, which is already in place, by Novellus, worldwide.

In addition, they will have access to the strong financial capacity of Novellus. During the course of our relationship with SpeedFam-IPEC, within the Damascus Alliance, we've developed industry-leading results on low-K copper interconnects and copper integration problems with many key customers throughout the world, utilizing the Momentum tools that are currently in production at SpeedFam-IPEC.

Now, let's turn to the financials. First of all, I believe this is a fair value for both SpeedFam and the Novellus shareholders. Secondly, there are synergies which are significant in the areas of public company costs, material purchasing power, sales, service, and administrative expenses. With only modest synergies in each of these areas, the transaction will be accretive by the fourth quarter of '03, and that's the calendar year.

Not obvious in the transaction is a $30 million, and that's the net present value, of the NOLs, which Novellus will receive from SpeedFam, and because of the related businesses, will be able to take advantage of it and deliver approximately $30 million in cash to Novellus. Now, Richie Faubert, the CEO of SpeedFam-IPEC will be joining Novellus as the Executive VP of our CMP group, and I would like to turn the call over to Richie for a couple of his comments.

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RICHARD FAUBERT - SPEEDFAM-IPEC - CHIEF EXECUTIVE OFFICER

Thank you, Rick. Good morning. SpeedFam-IPEC is very excited about the combination. There are few combinations that ever occur that have strategic fit and complementary products, not overlapping product lines as this one. Therefore, this combination will be good for our shareholders, good for our customers, and good for our employees. The strategic combination, as Rick mentioned, is highly focused on the emerging requirements for lower and lower K copper, interconnect schemes, and the combination of the low-K dielectrics, the plating, and the CMP tools, are a critical toolset to enable this capability for our customers.

We'll be able to also expand our efforts as a company to address all of the customers with Momentum technology, whereas many of you have heard from me before, we've been very careful of the smaller company and addressing only the most probable opportunities and avoiding some of the larger ones that would absorb resources we couldn't afford to invest. With this combination, we'll be able to address all customers, large and small, and we're very excited about having the Novellus resources around the world pushing our momentum technology. That's all I would have to say this morning. Thank you very much, Rick.


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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

OK. With that, I'd like to open it up to any questions that you might have.

QUESTION AND ANSWER

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OPERATOR

Thank you. Today's question and answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key, followed by the digit one on your telephone. Once again, that's star, one for questions. We'll pause a moment to allow everyone the opportunity to signal.

We'll take our first question from Edward White at Lehman Brothers.

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EDWARD WHITE - LEHMAN BROTHERS

Hi, it's Ed White. Just one question, I know that SpeedFam-IPEC has focused on cost of ownership before, and that's been a heavy emphasis in the product family. But I was wondering if there's any opportunity for manufacturing synergies through outsourcing and things like that? Novellus has been very successful with its manufacturing model on its products. And I wonder if -- I was wondering if you see any opportunities for those types of synergies for SpeedFam-IPEC?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well, Ed, that's a very, very good question, and certainly one that's on our radar screen. If you look at the semiconductor capital equipment market today as the availability of capital for our customer is more constrained, certainly, cost of ownership is a major factor in their decisions to purchase equipment. And in order for us to continue our profitability goals within the equipment business, we've got to continually drive down costs. And as you know, at Novellus, we believe outsourcing is a very effective means to continue to drive down our costs and it'll be a major objective of ours is to make sure that from a manufacturing standpoint, we're as efficient as possible at SpeedFam-IPEC. And again, as Richie just pointed out, I think the financial wherewithal we have relative to the facilities as well as our knowledge of outsourcing will greatly accelerate a process that they've already undertaken themselves, prior to this combination.

So, you know, you're in a key area, and while modest gains in this area make us accretive by the fourth quarter, we feel that we'll actually be able to do much better, and probably even be accretive by the third quarter of 2003.

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EDWARD WHITE - LEHMAN BROTHERS

Thank you.

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OPERATOR

We'll take our next question from Robert Maire at Bear Stearns.

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ROBERT MAIRE - BEAR STEARNS


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Yes, congratulations on a good merger. In terms of cost savings, I realize it's a little early to tell, but can you give us a little bit more detail on where you would expect that to come from, facilities that you can consolidate. Obviously, SpeedFam-IPEC was already a merger of two companies. And, you know, perhaps you can give us a little more insight as to what we could expect going forward.

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well, I think that when you look at any type of transaction of this nature, when you look at the large size of Novellus and you look at the infrastructure that we have in place relative to the corporate costs that are associated with a public company, all of those do not need to be duplicated. And certainly from an infrastructure standpoint, from an IT standpoint, from a marketing standpoint, there are tremendous synergies that can be recognized in this particular type of transaction. And certainly, the purchasing power, from a volume standpoint, combining what SpeedFam needs with our purchasing, clearly has some very, very significant impacts on the potential cost of goods sold. And those are just a few of the areas.

And, you know, if you just go down to the income statement, we'll go line by line and meticulously drive out any duplicative costs, both from a standpoint of SpeedFam and any internal costs that we have that don't need to be duplicated, because we, of course, have had significant programs in this area ourselves. And, you know, a lot of work that we've done within the customer integration center, we've had to have expertise in the area of chemical mechanical polish, you know, so that we could fundamentally continue to do work in our facility while they were doing work in their facility.

That wall no longer exists, and as a consequence, we can save cost in that area as well. So I think there's some real significant savings. You're right, it's too early to put a number on it at this particular point in time, but I do believe it's very significant.

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ROBERT MAIRE - BEAR STEARNS

Quick follow-on. What's the current market share, SpeedFam-IPEC in the overall CMP market?

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RICHARD FAUBERT - SPEEDFAM-IPEC - CHIEF EXECUTIVE OFFICER

In the last full calendar year, we were at eight percent market share.

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ROBERT MAIRE - BEAR STEARNS

OK, thank you.

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RICHARD FAUBERT - SPEEDFAM-IPEC - CHIEF EXECUTIVE OFFICER

First half of 2002, there was an up tick to that, but there's no public report to that, yet.

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ROBERT MAIRE - BEAR STEARNS

OK.

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OPERATOR

We'll take our next question from David Lieberman at Tiedmann Company.

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DAVID LIEBERMAN - TIEDMANN COMPANY


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Hi, congratulations on the transaction. A couple of questions. Just curious what the process was. Was this a one-on-one negotiated deal, or was it shopped -- as well as -- I'll wait for that.

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well, we're not going to discuss that over the line, so thanks very much.

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DAVID LIEBERMAN - TIEDMANN COMPANY

OK. And is there any sort of earnings or revenue EPS test, specifically, that have to be met?

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RICHARD HILL

I'm sorry?

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DAVID LIEBERMAN - TIEDMANN COMPANY

Any earnings or revenue tests, you know, specific dollar amounts, that have to be met in the agreement?

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RICHARD HILL

Clarify your question. In order for the agreement to be consummated, is that your question?

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DAVID LIEBERMAN - TIEDMANN COMPANY

That's right.

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

No, there isn't, and there are no collars on this deal, either.

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DAVID LIEBERMAN - TIEDMANN COMPANY

Great, thank you.

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OPERATOR

We'll take our next question from Shekhar Pramanick at Prudential
Securities.

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SHEKHAR PRAMANICK - PRUDENTIAL SECURITIES

Hi, good Morning Rick, two questions. Maybe can Richie, you can talk about the -- currently momentum tool how many places you're designed in, or do you have a tool as a demo tool at this point. And also, the question for Rick, you know, we've been hearing -- I mean, you both have a tremendous success in electroplating, we've been hearing. But the big competition was trying to integrate a planer with a CMP. Would you folks be thinking on the same line, at some point?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO


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Well, Shekhar, first of all, we don't discuss any tool placements, for obvious competitive reasons. But second, relative to our acquisition of SpeedFam-IPEC, one of the things is, is we see a real deficiency in the marketplace that really addresses the CMP issues as we go forward with low-K dielectrics. And we see our customers struggling. And while we're able to, you know, fill with our electrofill system and, you know, really have a dominant market share there, we sometimes see our customers struggling with CMP issues that we believe we can solve, utilizing the Momentum product. And we've demonstrated that in our customer integration center, and that is what's driven us to go ahead and do this deal.

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SHEKHAR PRAMANICK - PRUDENTIAL SECURITIES

And, I mean, any costs on this combining CMP or electroplating, or you don't think that's relative?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well, I don't think -- what do you mean? You're combining them into one, same machine. And the answer is absolutely not. But if you're talking about working more closely together, we're -- we've always worked closely together, but we still have an open alliance, and will continue to have an open alliance, with the goal to provide the best solution to the customer. So, if the customer has one of our competitor's tools, we'll continue to work as hard as we possibly can between our electrofill group and whatever other CMP company is out there. But we'll also continue to invest heavily the SpeedFam-IPEC tool, because we think the architecture of the tool lends itself to have legs to extend down into the ..10 and below technologies, in order to enhance yields, which everybody's searching for right now.

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SHEKHAR PRAMANICK - PRUDENTIAL SECURITIES

Great, thank you.

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OPERATOR

We'll take our next question from Graham Tanaka at Tanaka Capital
Management.

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GRAHAM TANAKA - TANAKA CAPITAL MANAGEMENT

Hi guys. Congratulations. Some of us only have to follow one company now, not two. I just wanted to ask a little bit in terms of the potential revenue lift going forward on the SpeedFam side. What was assumed, roughly, in revenue levels for your target, Rick, on reaching break-even or additive EPS?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Graham, I don't think we're prepared to discuss those specifics at this particular point in time. You know, the combination will be completed in the fourth quarter, and at the beginning in our first - our fourth quarter conference call, which is in the month of January, when we consolidate and report it to you on a consolidated basis, we'll answer some of those questions at that time.

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GRAHAM TANAKA - TANAKA CAPITAL MANAGEMENT

Great. The other question is, in terms of product superiority, features, functions, et cetera, what are the major differences that the rest of us should understand or appreciate in terms of SpeedFam's momentum versus the competitor, in terms of its advantages, costs, total cost of ownership, et cetera?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO


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I'll let Richie answer that one.

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RICHARD FAUBERT - SPEEDFAM-IPEC - CHIEF EXECUTIVE OFFICER

OK, the primary difference between our machine and our competitor's machine -- so both of the two major competitors, is that they operate on rotating tables that are adapted lapping machines. It's an architecture that's 40 or 50 years old, and it's how the original CMP machines were developed. It was a small company called Guard Automation that was part of IPEC that had worked with a very large computer company at inventing a very different architecture specifically for CMP. The table actually orbits instead of rotates.

As a result of that, we're able to apply the chemistries directly on the face of the wafer instead of on the center of the table. And when you get that increased control of the chemistries, you achieve both improved wafer metrics, the results of the process itself, and even more importantly, you are able to control the cost of ownership in CMP. CMP is a little bit different from the rest of the process pass. About 70 percent of the total cost of the wafer pad is consumables. With next closest tool, it's only about 40 percent cost of consumables.

And there are three major components to those consumables. First and foremost, the slurry of chemistries that get used up, secondly, the pad that's on the table, and third, the wear-out parts of the tool itself. Our biggest cost advantages are in the chemistries and the pads because of this orbiting table, and through the pads slurry distribution, we eventually can give the customer lower cost of ownership that's roughly equivalent to the cost of two tools on a per wafer pads so we have a very major advantage in the cost of ownership because of the architecture.

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GRAHAM TANAKA

Congratulations - thanks.

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OPERATOR

We'll take our next question from Greg Konezny at Piper Jaffray.

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GREG KONEZNY - U.S. BANCORP PIPER JAFFRAY

Hi. Good morning. Congratulations on the deal.

Richie (ph), could you talk a little bit about any more color on what your market share might be in the copper CMP market or any comments about how you think your tool is doing there?

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RICHARD FAUBERT SPEEDFAM IPEC - CHIEF EXECUTIVE OFFICER

Well we went through all of last year, summarizing the placements of tools that we did with Momentum and the amounts at the end of our fiscal year that we oversubscribed our targeted placement levels. And in all of that activity we identified that we were targeting 20 to 30 percent market share to be a strong second to the leader in the market. With this combination, I would take a position that the chances of hitting the high end of our targets are getting a lot more assured than we were a smaller company standalone. So something in the range of 30 percent market share is the minimum kind of target we would expect at this time.

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GREG KONEZNY - U.S. BANCORP PIPER JAFFRAY

OK, good. And Rick, any update in terms of order activity here in the September quarter?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO


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I can't give an update at this time from a Novellus standpoint. You know we will have a mid-quarter update I believe the end of this month, the 27th.

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GREG KONEZNY - U.S. BANCORP PIPER JAFFRAY

OK.

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

The 29th I guess it is.

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GREG KONEZNY - U.S. BANCORP PIPER JAFFRAY

OK, thank you.

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thanks.

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OPERATOR

We'll take our next question from James Covello at Goldman Sachs.

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JAMES COVELLO - GOLDMAN, SACHS & COMPANY

Good morning. Congratulations to both companies.

A couple quick questions, Rick. From an integration perspective, I would imagine the fact that the two companies have worked together and the Damascus Alliance would make the integration process a little bit easier. Now could you just talk about from both a people and a technology perspective what you see as the biggest obstacles to integration?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well, integration on the wafer or integration between two companies?

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JAMES COVELLO - GOLDMAN, SACHS & COMPANY

Integration between two companies, I'm sorry.

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

No problem. Well, you know certainly culture is always an issue, but as most of you know, Richie and I go back a long way. Richie came to Tektronix when I headed the test and measurement group in 1992, and took over one of the major scope groups which was under me, and we've had the opportunity to work together.

We have similar styles, similar values. And as a consequence, a lot of the cultural elements will be mitigated in this type of transaction. That's one important area.


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And I think that from the standpoint of the nature of the products, because it's a systems sell, there's a lot of synergies that can be had; there's a lot of communication between both companies already that most companies that come together from different businesses don't have. And so we already have a lot of working knowledge within the group, and we think that that will make this integration of the two entities much easier as well. And there's certainly no product overlap between Novellus and SpeedFam.

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JAMES COVELLO - GOLDMAN, SACHS & COMPANY

Great. That's extremely helpful.

Maybe one or two other quick questions. I think VLSI projects growth rate to overall CMP - overall CMP - of about 19 percent or so through 2006 from 2001. Is that kind of in the ballpark of what Novellus is estimating internally when they were thinking about this acquisition?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well there's two elements when we look at the market. One is we don't see the market currently being served effectively enough with CMP. In other words, we don't see products that are basically serving our customers needs. And we do see that the Momentum (ph) product has the capability of doing that. So regardless of the market growth rate, there's the ability to recapture lost market because of superior performance technologically as well as lower cost of ownership going forward. And certainly you can imagine that cost of ownership is ever present on the minds of all our customers today given the economic climate that is around us.

I don't really want to comment on VLSI technology - VLSI's 19 percent growth forecast. As you know, I'm somewhat more pessimistic on the market opportunities. But in this particular area, you have to remember there's a massive shift from aluminum to copper. And so there is no question that the growth rate in copper interconnect is going to be greater than the overall market.

And when you look at the overall market, we've said that that's going to be somewhere in the six to 10 percent range. And so north of that is where you know demand for copper-related tools are going to be. So somewhere between that 10 and that 19 probably a reasonable estimate.

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JAMES COVELLO - GOLDMAN, SACHS & COMPANY

Great. Very helpful as well. Maybe one final last question.

You've talked a couple times in the call about the fact that some of the current CMP technology in the marketplace is not meeting customers' needs. Would you like to get into a little bit more of a technical discussion on this call or is that a conversation for another day on the specifics behind why these needs aren't being met?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

I think that's a conversation for another day.

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JAMES COVELLO - GOLDMAN, SACHS & COMPANY

OK. Thanks very much and congratulations again.

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thank you.


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OPERATOR

We'll take our next question from Noah Freeman of Brookside Capital.

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NOAH FREEMAN - BROOKSIDE CAPITAL

Hey guys. Again, let me add congratulations on the merger.

A couple of quick questions: How long will it be until the Novellus sales force is actually selling what used to be SpeedFam-IPEC tools?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

I'm sorry, I didn't catch the question, again?

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NOAH FREEMAN - BROOKSIDE CAPITAL

OK. How long until Novellus' sales force will be selling SpeedFam-IPEC tools in the field?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

I would say in the fourth quarter of 2002 you can, you know, bet that the Novellus guys will have that tool in their bag.

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NOAH FREEMAN - BROOKSIDE CAPITAL

Super. The last question for me is have you looked at integrating electroplating and planarization into one tool, now that you have that ability - now that you have all the pieces?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

No, not at this time.

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NOAH FREEMAN - BROOKSIDE CAPITAL

Great. Thanks very much.

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OPERATOR

We'll take our next question from Glen Young (ph) at Salomon Smith Barney.

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GLEN YOUNG - SALOMON SMITH BARNEY

Can you talk a little bit about what the resulting balance sheet is going to look like, particularly from a debt standpoint? I think, Rick some of the debt you've had has come off your books, and you're going to add a little bit with the acquisition. So what are we net to when all is said and done?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO


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OK. Now first of all it's very important to understand the Novellus balance sheet. And from a Novellus standpoint, we have approximately $950 to $980 million in cash on our balance sheet. Plus, we have synthetic leases, all of which are defeased of which it's our cash that is funding those synthetic leases. And that's not part of the $900 million plus, OK?

And - oh, the fact that the converts have not yet been published, you will see when we file our 10-Q. But from a standpoint of the company as a whole, we have north of $900 million in cash. We in essence have really no debt on the books. We will then be acquiring approximately $115 million in debt as part of this acquisition for the convert. And other than that, there is no debt - that will be the only debt on the books.

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GLEN YOUNG - SALOMON SMITH BARNEY

OK. And then sort of another question here on the competitive landscape. You talked a little bit about vulnerability, and I wonder if you can talk about where you see the opportunity either from a geographic position, i.e. where geographically you can gain share or perhaps, more interestingly, against which competitors you think you can gain share?

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RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well I don't want to go into that on this call, Glen. But certainly the most important element, if the customer has to be able to reliably and repeatedly remove you know copper from the wafer in order to make effective copper interconnects. And we believe that if you look at Asia, we have a very, very strong distribution channel there where SpeedFam-IPEC has not been represented there as well as they could be. In the area of North America it is true.

You know SpeedFam-IPEC has been in a constricting mode because of financial difficulties, and we alleviate this and we bring the power of the technologists that we have on board here in Novellus to the technical issues, which our customers are most concerned with. And we do it with a platform that has a clear cost of ownership advantage both with its existing level of performance and levels of performance that we think it can achieve long term by focused efforts on optimizing the design. And so overall we think it's an extremely good bet for Novellus, we're happy we've done it, we think the timing is right.

You know the market is down and you know we need to preserve good technology for our customers. That's it, Glen, thanks.

--------------------------------------------------------------------------------
GLEN YOUNG - SALOMON SMITH BARNEY

Thanks.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Brett Hodess at Merrill Lynch.

--------------------------------------------------------------------------------
BRETT HODESS - MERRILL LYNCH

Congratulations to both companies also. I was wondering - you know, basically, it's pretty clear from the questions here that the leverage point here is getting SpeedFam into the broader customer base. And given that Richie had noted earlier that they had to focus on some of the smaller opportunities because of resources, have you had feedback from some of the larger customers that they would be more interested in looking at SpeedFam-IPEC once they're part of Novellus already? And, in addition, would they be thinking about inserting the technology - momentum technology in both 300 millimeter and 200 millimeter?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well I think one of the great things about this acquisition is when you look at the situation with the tools they're completely developed, both the 200 millimeter and the 300 millimeter, unlike when we acquired Gasonics, because of their lack of ability to have the capital to do both 200 millimeter and 300 millimeter simultaneously, they were behind in the 300 millimeter market. When

Novellus acquired them, we invested heavily and, as a consequence, we've recaptured tremendous market share in the area of 300 millimeter. In fact, taking the leading purchaser of this type of equipment and regaining their market with Gasonics.

And we have a different situation here. We have products that are complete, both 200 millimeter and 300 millimeter. They're positioned well in some key accounts, but not the largest ones. Those largest ones do have a concern or have had a concern on the financial viability of SpeedFam-IPEC. We can now put that to rest. That doesn't mean that we're going to go with reckless abandon into putting evaluation units everywhere in the world.

Novellus still runs on a very simple equation that it has done since I got here in '93, which - and that is, is a cash-in cash-out equation. And that's enabled us to have a pretty nice looking balance sheet. And despite this downturn, have some pretty good prospects.

And so the action of the day is to, number one, focus where we are, put the resources on those programs that are currently underway and drive them to fruition and make those customers successful. We go back to our priorities. And then we'll engage with new customers as quickly as we possibly can and begin to demonstrate to them the same type of results we've gotten with the ones that we already have lined up, and we'll just do in the old fashioned way with the Novellus priorities.

So that's the plan, Brett.

--------------------------------------------------------------------------------
BRETT HODESS - MERRILL LYNCH

Great. Thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Ali Irani at CIBC World Markets.

--------------------------------------------------------------------------------
ALI IRANI - CIBC WORLD MARKETS

Looking a little bit at the long term, it seems that we're seeing some fragmentation of the CMP market by application. And I was hoping you could share your view of the fixed abrasive CMP platforms and their future. And if you could give us some idea of what applications specifically you think you have a tool advantage on.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well, first of all, I don't see a lot of fragmentation in the CMP market.
You just described alternative methodologies for exactly the same market. You know CMP is basically removing a bunch of material through a certain process. One is with a fixed abrasive, another one is abrasiveless free slurry.

Now one of the key problems associated with removing material is leaving scratches. If you can imagine how small these geometries are, you can imagine that any small crack could have some serious adverse consequences on the performance of a device. Now if you've got a bunch of rocks that are stuck in a pad, and you start scraping them over a wafer, you know, and you have to blow this up many, many times in your mind to really understand it, it has some severe shortcomings for anything other than the most hard films, like oxide. But, as you know, oxides are changing. They're going from being hard to being softer, so scratching becomes more of an issue.

So what this is really about is what technology is going to win. And what we believe is, is that the technology that Momentum product bring to the market, both from a standpoint of the usage of consumables, how they remove material from the wafer, the ability to use abrasiveless free slurry and still keep the wafer wet, has some extremely strong competitive advantages, particularly in the area of copper, but are certainly extendable into other areas as well. But, as you know, Novellus is focused - and we're a single-minded company - is focused on this copper interconnect. And we think that this product clearly can begin to drive the yields up of our customers when it's in the hands of a company that has the financial resources to bring to bear on a very, very tough problem.

So that's how I see it, Ali.

--------------------------------------------------------------------------------
ALI IRANI - CIBC WORLD MARKETS

Will there be effectively an effort to provide a integrated product technology, where the Momentum platform, for example, would be particularly targeted at your low-k films, giving some kind of guaranteed result to the customer?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

You know the answer is no. We've always had an open alliance because we believe the customer is going to choose the tools that they want to use and we're going to work with them. We're trying to give the customer the best solution possible and maximize his return on his invested capital. If he already has a system there, we want to help him make that system work if we possibly can because that's what makes him financially viable and ultimately allows him to buy more equipment.

I'm not going to sit here and try to hold him hostage, as some companies do, that says if you don't buy A, you can't buy B. We just don't believe in that approach. And despite our acquisition of SpeedFam-IPEC, we still don't believe in that approach.

But we do believe is we can have the lowest cost of ownership and the best technical results with the Momentum 200 and 300 millimeter products, and we want to bring that to market. And if the customer chooses to buy those, and our product group is the most efficient producer, we're going to be extremely successful. And that's what we're going to try to do, is drive the SpeedFam-IPEC product group to really be the most efficient producer both from a standpoint of technological excellence as well as cost.

--------------------------------------------------------------------------------
ALI IRANI - CIBC WORLD MARKETS

Great - congratulations on your acquisition.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Matt Hempel at Bear Stearns.

--------------------------------------------------------------------------------
MATT HEMPEL - BEAR STEARNS

Good morning, guys. Actually, my question has already been answered. Thank you.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

You're welcome.

--------------------------------------------------------------------------------
OPERATOR

Thank you.

We'll move on to Steven Connell at Capital Group.

--------------------------------------------------------------------------------
STEVEN CONNELL - CAPITAL GROUP

Yeah, two questions. Rationalization opportunities, and I was also curious when you said that this deal will not acquire approval by Novellus' shareholders, I was curious about that.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

OK. First of all, it only represents about 3.8 percent of the value of Novellus. So it's a relatively minor acquisition for us. Relative to the synergies, we've talked about those from a standpoint of synergies and the standpoint of we don't need a corporate infrastructure of a public company within the new acquisition. And then, of course, we have a robust sales and service and process support distribution center, so they don't need to expand that as their product lines expand.

We have opportunities for consolidation in administrative, as well as purchasing power of Novellus vis-a-vis what they can currently garner themselves with such a small business. And I think those are the key synergy areas.

--------------------------------------------------------------------------------
STEVEN CONNELL - CAPITAL GROUP

Thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Michael Emerald at Longfellow Investments

--------------------------------------------------------------------------------
MICHAEL EMERALD - LONGFELLOW INVESTMENTS

When I take a look at the merger agreement, those conditions for the merger, did you stipulate any special business matters they have to take care of beforehand or any legal problems that might need to be resolved beforehand?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

No, none.

--------------------------------------------------------------------------------
MICHAEL EMERALD - LONGFELLOW INVESTMENTS

And this question, I apologize, I know was answered but I missed it. In the material adverse change clause did you specify any quantified thresholds they have to meet?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Not to my knowledge.

--------------------------------------------------------------------------------
MICHAEL EMERALD - LONGFELLOW INVESTMENTS

Thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Steven Pelayo at Morgan Stanley.

--------------------------------------------------------------------------------
STEVEN PELAYO - MORGAN STANLEY

Sorry, Rick, I jumped on the call a little late. I'm wondering if you can talk a little bit about the chronology of how this came to pass, if there were a number of bidders on it and why use stock versus cash? And maybe just talk - get us up to speed of how this came to pass.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well even though you got on late, Steven, you didn't miss anything. I'm not going to comment on that at all. That was my answer last time, but thanks for asking.

--------------------------------------------------------------------------------
STEVEN PELAYO - MORGAN STANLEY

OK. Maybe you can just for a moment - I know Novellus is probably nine or 10 of the top ten chip makers of the world. How many are Momentum (ph) installs in those top 10 chip makers out there?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

As I commented before, you know competitive information I never give out over these phones. So I appreciate you asking again, but you know stand by and we'll watch the revenue line at Novellus.

--------------------------------------------------------------------------------
STEVEN PELAYO - MORGAN STANLEY

Fair enough. Thanks, Rick.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Jeff Laverty at McMahan Securities.

--------------------------------------------------------------------------------
JEFF LAVERTY - MCMAHAN SECURITIES

Hi. It's with McMahan Securities - thanks.

I was wondering if you could talk about any sort of walk-away fees that are associated with transaction either on Novellus' part or SpeedFam's part?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

I think it's public. It's $5 million. About three percent - 3.2 percent of the value of the transaction.

--------------------------------------------------------------------------------
JEFF LAVERTY - MCMAHAN SECURITIES

That's for either party?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Either party.

--------------------------------------------------------------------------------
JEFF LAVERTY - MCMAHAN SECURITIES

OK, thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll move on to  Theodore O'Neill at Unterberg Towbin.

O'Neill: Thanks very much.

Rick, you've talked about customers looking for best of breed products, and that being one of the reasons for the alliance and not requiring that Novellus have every possible product that customers could need. Could you talk just a little bit about what might have changed to make you acquire a number of the alliance at this point in time?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well I still do believe in the best of breed. And, as I highlighted on the call, our goal will be to drive to make sure that the Momentum 200 and the Momentum 300 are best of breed. However, I also highlighted that if our customers are using alternative CMP technologies, we continually want to make sure that all our films work because our real goal is to give the customer the best solution possible.

The reason for acquiring SpeedFam-IPEC is because we see a deficiency in the marketplace relative to performance of CMP. And we look at the Momentum 200 and 300 and we see that those products solve those deficiencies. Unfortunately, due to the financial wherewithal of SpeedFam-IPEC, there's been a reluctance on the part of the customer base to commit, as you can well imagine, with large fabs.

And we saw the ability to give them that financial wherewithal. And if those products can continue to demonstrate the kind of performance they have, we believe we alleviate any financial risk to the customer.

O'Neill: Fair enough. And in regard to objectives for the book share or any other type of share for CMP markets by the end of 2003, did I understand Richie said that he was hoping to get to 30 percent?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well we never forecast what we're going to get our market share to. We just have a goal of all our products, and that's had greater than one-to-one relative market share. And to the extent that that becomes greater than 50 percent, we like that as well.

O'Neill: OK, thanks very much.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Christina Osmena (ph) at Needham & Company

--------------------------------------------------------------------------------
CHRISTINA OSMENA - NEEDHAM & COMPANY

I have a question for Richie Faubert and then a follow-up with Rick.

Rick, you had mentioned earlier that you know some customers will probably - going to have a greater degree of comfort with an increased financial wherewithal of the combined companies. But, Richie, you've done a great job of converting a lot of the ease-out placements that you made into tool of record decisions. Have there been any tool of record decisions that have been pending, where the customer was actually - you know they just needed one extra, you know, insurance that the company was going to have that kind of financial backing? You know so that we can expect those decisions to come through?

--------------------------------------------------------------------------------
RICHARD FAUBERT - SPEEDFAM-IPEC CHIEF EXECUTIVE OFFICER

No. The tools that are already placed and the evaluation for tool of record is predominantly based on the technical performance of the tool in the fab. The effect of customer confidence in taking the tool in in the first place is the largest area of leverage that we have by being a stronger and larger company when we're first placing a tool.

So it's much more how many, additional opportunities can we open up because of this combination. Not the success of the current tools we have placed.

--------------------------------------------------------------------------------
CHRISTINA OSMENA - NEEDHAM & COMPANY

Great. And, also, a follow-up for Rick is while you've made quite another step towards creating a comprehensive copper solution for you. Can you comment on what you might be thinking about in terms of filling out the gaps in the, you know, in creating a complete copper solution?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Christina, you wouldn't mind if I don't comment on that, would you?

--------------------------------------------------------------------------------
CHRISTINA OSMENA - NEEDHAM & COMPANY

No, I wouldn't mind.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thanks very much, but thanks for asking.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Fred Wolf at Adams, Harkness & Hill.

--------------------------------------------------------------------------------
FRED WOLF - ADAMS, HARKNESS & HILL, INC.

Yes, good morning.

Rick, you recently signed an expanded agreement with Metron about servicing legacy products. Do you have any plans for doing this with some of the SpeedFam legacy products? And, if you have, is this in your assumptions of getting to accretive by the third quarter of next year?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Fred, our first goal is to make sure that all our customers and Novellus customers, as well as the SpeedFam-IPEC customers, have a high level of customer support, the number one priority of the company. And you know whatever it takes to do that we'll do, and then we'll move on from there. But we haven't considered any of those options at this time.

--------------------------------------------------------------------------------
FRED WOLF - ADAMS, HARKNESS & HILL, INC.

OK. Thank you.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thanks, Fred.

--------------------------------------------------------------------------------
OPERATOR

We'll take a question from Byron Walker at UBS Warburg.

--------------------------------------------------------------------------------
BYRON WALKER - UBS WARBURG

Good morning.

The NOLs, Rick, does that apply only to a SpeedFam-related product or somehow does it - can you use them against the new Novellus SpeedFam entity?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well we are part - we are related businesses, so you know there are limitations. And the number I gave you is fairly accurate on what we believe it means cash into Novellus.

--------------------------------------------------------------------------------
BYRON WALKER - UBS WARBURG

And over what period of time do you think you'll get the full benefit of that $30 million?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

I gave you net present value. The number is obviously much larger then over a 20-year period. The NOLs are good for 20 years. I gave you the net present value. So the full value of them is over a 20-year period, the current value is the $30 million.

--------------------------------------------------------------------------------
BYRON WALKER - UBS WARBURG

Right. Now I understand. And the other is, just remind me again, in your demo center, whose CMP system do you have there?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Boy, thank you for that nice question. We have the Momentum 200 millimeter in our customer integration center.

--------------------------------------------------------------------------------
BYRON WALKER - UBS WARBURG

Great. Thanks, Rick.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thanks.

--------------------------------------------------------------------------------
OPERATOR

We'll take a question from Robert Hoffman at Candlewood Capital.

--------------------------------------------------------------------------------
ROBERT HOFFMAN - CANDLEWOOD CAPITAL

Yes, I was just a little curious about the - this is mostly for Richie - about the timing of this and the price? Obviously, as a significant shareholder of SpeedFam, we're very enthused at the prospects for the Momentum tool. And, as you've pointed out, you have not lost a one-on-one competition in eval process. Novellus stock is selling well north of four times sales; this transaction effectively puts it at about two times sales, not even counting the NOL. I guess if you could just fill me in a little bit on why now and why at this, what I would consider, low price?

--------------------------------------------------------------------------------
RICHARD FAUBERT - SPEEDFAM-IPEC - CHIEF EXECUTIVE OFFICER

OK - every time I've been asked the question about whether or not Novellus was going to buy SpeedFam, I first took the position that can't comment on M&A. But, secondly, took the position that we are driven by our customers.
And to whatever degree that the customers start to put pressure on us, that a combination is a better opportunity for them than a standalone company, that we would be much more amenable to that kind of decision.

And what is happening with the greater concerns of the extent of the downturn of the semiconductor industry, some of the softness that is happening in the capital markets right now, is that the customers' level of concern of how long we can continue to go as a free-standing company started to increase. And with that increase in customer concern, we really should move on with the best opportunity for our customers to capture the Momentum technology from a larger and stronger customer. So, in essence, it's a customer and market-driven situation.

--------------------------------------------------------------------------------
ROBERT HOFFMAN - CANDLEWOOD CAPITAL

That answers part of it, but it doesn't answer the pricing part of it. I mean here's a stock that was trading at this level you know about a month ago. Again, it's a severe discount to the valuation of Novellus on a price to sales basis.
I know it was commented that you didn't talk about the process. But is there - have you had discussions with other potential buyers?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well, Robert, as we commented before - this is Rick Hill - we're not going to talk about that over the phone. But, as you realize, if you look at what's happened to valuations in the market over the last two years - there's enough written about it in the "Wall Street Journal" and everywhere else - that there's a greatly reevaluation of how equities are valued. And we believe that one of the most important elements of it is really the long-term financial viability in a tough availability of capital market.

And as you could tell by how the bonds were trading that, you know, fundamentally, the company was trading as a potential bankruptcy entity. And we believe that the price that was offered, and the price that was accepted through a very fair negotiation process, is both fair and reasonable to the Novellus shareholders and the SpeedFam shareholders. And, in fact, what happens is the SpeedFam shareholders get to continue to participate in the potential upside, but also have their risk mitigated by the strong performance of Novellus, which has been recognized in the marketplace.

And you know I think that everybody is going to find that this a great merger, great opportunity for the shareholders of SpeedFam, and certainly it's a good opportunity for the Novellus shareholders as well.

Thanks very much, Robert.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Jung Park at Deal Analitics.

--------------------------------------------------------------------------------
JUNG PARK - DEAL ANALITICS

Hi, just two remaining questions. Which regulatory approval would you need, and who were the financial advisors on both sides?

--------------------------------------------------------------------------------
ROBIN YIM - NOVELLUS SYSTEMS INCORPORATED - VICE PRESIDENT AND TREASURER

The financial advisors for the transactions were Merrill Lynch for Novellus and Needham & Company for SpeedFam-IPEC.

--------------------------------------------------------------------------------
JUNG PARK - DEAL ANALITICS

OK. And the regulatory clearances?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well we don't know whether it will go SEC review or not. But we don't see any problem with it at all.

--------------------------------------------------------------------------------
JUNG PARK - DEAL ANALITICS

And you would also need Hard Scott Rodino?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Of course, but it's a pretty minor deal. And certainly with eight percent market share there doesn't appear to be much of a problem there.

--------------------------------------------------------------------------------
JUNG PARK - DEAL ANALITICS

And no other regulatory approvals?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

No.

--------------------------------------------------------------------------------
JUNG PARK - DEAL ANALITICS

Thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll take our next question from Michael Kahn at A.R. Schmeidler.

--------------------------------------------------------------------------------
JOHN WEIMAN - A.R. SCHMEIDLER

This is John Weiman at A.R. Schmeidler. Thank you very much. Our question has been answered.

--------------------------------------------------------------------------------
OPERATOR

We'll take a question from Henry Voskovoynik at Wachovia Securities.

--------------------------------------------------------------------------------
HENRY VOSKOVOYNIK - WACHOVIA SECURITIES

Two quick questions. About 20 percent of SpeedFam sales came from non-CMP (ph) products. Any plans for those divisions? And, secondly, could you go over the Damascus Alliance again and what changes, if any, will this acquisition imply for the other partners? Thanks.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

First of all, relative to the non-CMP business, there's no decisions made on anything along that line and won't be until the deal is closed. The second thing relative to the Damascus Alliance, I think this has no effect on the Damascus Alliance whatsoever. It just tightens the relationship between Novellus and SpeedFam-IPEC.

But, as we said before, we're going to continue to work with other CMP manufacturers, with the goal that we want to give the customer the best solution. And that's how we operate, that's how we'll continue to operate whether or not it's part of us or not. And, as a result, SpeedFam-IPEC, with the Momentum products, will be continually used to CMP other, you know, copper wafers as well, because we want ultimately our customers to have the best technical solution possible at the lowest possible cost. So that's the plan going forward.

--------------------------------------------------------------------------------
HENRY VOSKOVOYNIK - WACHOVIA SECURITIES

Thank you.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thank you.

--------------------------------------------------------------------------------
OPERATOR

We'll take a follow-up question from Graham Tanaka at Tanaka Capital Management.

--------------------------------------------------------------------------------
GRAHAM TANAKA - TANAKA CAPITAL MANAGEMENT

Yeah, hi. I just wanted to ask, because there's been I gather some problems with some of the early adopters of 300 millimeter in terms of yields. And I was wondering if having SpeedFam's Momentum would help in that process working with your larger customers in particular, Rick?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well I think clearly, Graham, that's an area where we see an opportunity, because we see that you know CMP has got some significant problems at both 300 millimeter and 200 millimeter, not from the standpoint of the ability to be able to do CMP, but to get the full advantage of copper by not eroding too much of the copper material and other areas. And as far as having a process with a wide enough window to really make it robust, we think the Momentum products have a clear advantage in this area, and that's one of the reasons we've acted now.

--------------------------------------------------------------------------------
GRAHAM TANAKA - TANAKA CAPITAL MANAGEMENT

Great. Thank you.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Thank you. I can take one more question, and then Robin Yim will be available to receive calls here at the facility. But we need to catch an airplane.

--------------------------------------------------------------------------------
OPERATOR

Our final question will come from Mike O'Brien at Soundview Technology.

O'Brien: Good morning. Just one follow-up on the Alliance - could you just talk about the relationship with LAM? Obviously no change to the edge area. What about their terrace product? How does this acquisition affect that?

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well I don't think it affects it. We'll continue to supply wafers and information and also be willing to share our CMP information on where we think the state of the art is in CMP, because our goal is to provide the best solution for our customers. Clearly, the terrace has shown some terrific results on STI and other areas. Even some very, very good results in the copper area.

We continue to work with them. We have a very, very good working relationship with LAM. And we believe that's going to continue to take place.

O'Brien: OK, thank you.

--------------------------------------------------------------------------------
RICHARD HILL - NOVELLUS SYSTEMS INCORPORATED - CHAIRMAN AND CEO

Well thank you very much for joining us early this morning. We believe that this acquisition is good for Novellus, it's good for SpeedFam, and it's good for the industry as a whole.

We look forward to talking with all of you at the end of our fourth quarter, which would be early in January when we make the first consolidated report of operations between SpeedFam-IPEC and Novellus. And I'm confident that we can make this thing work.

Thanks very much. Goodbye.

--------------------------------------------------------------------------------
OPERATOR

This concludes today's conference. We appreciate your participation. You may now disconnect.